January 22, 2001

Board of Trustees
Senior Funds
14340 Torrey Chase Boulevard, Suite 170
Houston, Texas 77014-1024

RE:  Representations of Initial Shareholder

Dear Sirs:

I am providing the initial seed capital for Senior Money Market Fund of $100,000.00 in exchange for 100,000 shares at $1.00 per share.

I understand that the Funds' registration statement on Form N-1A is not yet effective and that the shares purchased are restricted as to resale under the Securities Act of 1933.

In light of the foregoing, I represent to you that the purchase was made for investment purposes and not with the intention of redeeming or reselling; that I have the investment acumen to understand the merits and risks of the investment; and, that I have the financial resources to bear the risk of loss.

If you have questions, contact me at anytime.

Sincerely,


Philip C. Pauze